Contact

www.linkedin.com/in/derricklarane (LinkedIn)
kiddieacademy.com/academies/upper-freehold/ (Company)

Top Skills

Online Advertising
Web Design
Sales

Languages

English

Derrick Larane

Chief Operating Officer @pocstock - stock images of people of color
Newark, New Jersey, United States

Experience

pocstock

5 years 1 month

Chief Operating Officer

May 2021 - Present (3 years 11 months)
Newark, New Jersey, United States

COO @pocstock, directly reporting to pocstock's CEO with responsibilities that include:
- Operationalizing top-down strategies, through scalable frameworks and procedures
- Establishing policies promoting company culture and vision
- Ushering a global workforce while encouraging maximum performance and dedication
- Aligning the daily operations of each department and the work of the executive team
- Driving expansion activities in the areas of people, partnerships, investments, and technology

pocstock is a diversity media agency that is laser-focused on changing the way the world sees people of color and the way we see ourselves. We unapologetically showcase stunning images highlighting the many pigmentations, features, lifestyles, fashion, and cultures that make melanated people so beautifully diverse.

Director of Content Operations

March 2020 - May 2021 (1 year 3 months)
New York, United States

Kiddie Academy of Upper Freehold

Owner

December 2018 - Present (6 years 4 months)
Allentown, NJ, United States

Local Wisdom Inc.

20 years 11 months

Director of Client Partnerships
December 2010 - December 2019 (9 years 1 month)

Owner
February 1999 - December 2019 (20 years 11 months)

Chief Production Officer
May 2012 - January 2015 (2 years 9 months)
Princeton Junction, NJ 08550

My week to week adventures at Local Wisdom involve managing, mentoring, and career-developing a production team of seven that include, 3 project managers and 4 web curators.

I keep a close eye on team allocation reports and sales forecasts to ensure that all team members are consistently busy with a balance workload. As projects come into the shop, I assist in allocating the proper resources based on the budget, timeline, and team availability. I also facilitate beginning-of-the-week project review meetings to ensure that all team members are aware of their tasks for the current work week.

Throughout the calendar year I work with leadership and HR on hiring strategies. Building a roster of reliable creative and development contractors to handle overflow during our busy periods is a important to the success of our business.

I have also researched, tested, deployed, and maintain our company-wide project management systems for time tracking, timeline management, and trouble ticketing.

When I am not wearing my Chief Production Officer hat, I am an Account Manager for a number of engagements. These projects include the management and evolution of corporate web properties, design of intranets, and programming of mobile apps to name a few.

No two days are the same.
The challenges are ever changing.
I would not have it any other way.

Resource Hero
Managing Partner
January 2015 - November 2019 (4 years 11 months)

Princeton Junction, NJ

Resource Hero is a Salesforce.com app that is by far the easiest way for companies to input resource forecasts and actual time tracking. The beauty is in its simplicity and customizability within customers' specific salesforce orgs. The goal is to help companies achieve workload balance, efficiency, and profitability.

Johnson & Johnson

Project Manager (Contractor)

2003 - 2006 (3 years)

Raritan, NJ

Globix Corporation

Service Manager

August 2000 - February 2002 (1 year 7 months)

Management of large telecom accounts.

New Brunswick School District

Webmaster

1998 - 2000 (2 years)

Education

Rutgers Business School

Master of Business Administration - MBA · (2017 - 2018)

Dale Carnegie

Certificate, High Impact Presentations · (2008 - 2008)

Katherine Gibbs

Certificate, Visual Communications · (2002 - 2003)

Rutgers University

Bachelor's degree, Computer Science · (1995 - 2000)